Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Triple Flag Precious Metals Corp. (“Triple Flag”)

161 Bay Street, Suite 4535

Toronto, ON M5J 2S1

Item 2 - Date of Material Change:

November 9, 2022

Item 3 – News Release:

A joint news release with respect to the material change referenced in this report was disseminated on November 10, 2022 by Triple Flag and Maverix Metals Inc. (“Maverix”) via Canada Newswire and a copy was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Item 4 – Summary of Material Change:

On November 10, 2022, Triple Flag and Maverix announced the entering into of an arrangement agreement (the “Arrangement Agreement”), pursuant to which Triple Flag has agreed to acquire all of the issued and outstanding common shares of Maverix pursuant to a court-approved plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act. Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 148 assets.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On November 9, 2022, Triple Flag and Maverix entered into the Arrangement Agreement. Under the Arrangement, shareholders of Maverix will receive, at the election of each holder, either US$3.92 in cash or 0.360 common shares of Triple Flag for each Maverix common share held, representing share consideration of US$3.92 per Maverix common share based on the closing price of Triple Flag common shares on November 9, 2022 of US$10.89. The shareholder election will be subject to pro ration such that the cash consideration will not exceed 15% of the total consideration and the share consideration will not exceed 85% of the total consideration. Maverix shareholders who do not elect to receive either Triple Flag common shares or cash will be deemed to elect default consideration of 0.360 Triple Flag common shares per Maverix common share.

The exchange ratio implies a premium of 10% based on the closing share prices of Triple Flag and Maverix on the New York Stock Exchange (“NYSE”) on November 9, 2022 and a premium of 22% based on the 10-day volume-weighted average share prices of Triple Flag and Maverix on the NYSE as of November 9, 2022. This implies a total equity value of Maverix of approximately US$606 million on a fully diluted basis. Upon completion of the Arrangement, existing Triple Flag and Maverix shareholders will own approximately 77% and 23% of the combined company, respectively, on a fully diluted basis.

Required Approvals and Other Terms and Conditions

The Board of Directors of Triple Flag and the Board of Directors of Maverix have unanimously approved the Arrangement and the Board of Directors of Maverix recommends that Maverix shareholders vote in favour of the Arrangement.

The Arrangement will require approval by at least (i) 66⅔% of the votes cast by Maverix shareholders, as well as (ii) minority shareholder approval in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, at a special meeting of Maverix shareholders expected to be held in early January 2023. Newmont Corporation and Pan American Silver Corp., together with all of the officers and directors of Maverix, collectively control approximately 57% of the common shares of Maverix on a fully diluted basis and have entered into voting and support agreements pursuant to which they have agreed to vote their shares in favor of the Arrangement.

As the Triple Flag shares to be issued to the shareholders of Maverix pursuant to the Arrangement will exceed 25% of the issued and outstanding common shares of Triple Flag, Triple Flag shareholder approval of the Arrangement is required under Section 611(c) of the rules of the TSX. Triple Flag is relying on the exemption in Section 604(d) of the rules of the TSX, whereby instead of holding a shareholder meeting, Triple Flag has obtained the written consent for the Arrangement of shareholders of Triple Flag holding greater than 50% of the issued and outstanding common shares of Triple Flag.

Entities controlled by Elliott Investment Management L.P., which control approximately 83% of the issued and outstanding common shares of Triple Flag, have entered into voting and support agreements pursuant to which they have provided written consent to the Arrangement, and have agreed, if required, to vote their shares in favor of the Arrangement at a Triple Flag shareholder meeting. Each of the officers and directors of Triple Flag have also entered into voting and support agreements, pursuant to which they have agreed to vote their shares in favor of the Arrangement in the event of a Triple Flag shareholder meeting.

In addition to shareholder approval and the approval of the Ontario Superior Court of Justice (Commercial List), the Arrangement will be subject to applicable regulatory approvals and the satisfaction of other customary conditions. Subject to the receipt of all necessary approvals and the satisfaction of other closing conditions, the Arrangement is expected to close in January 2023. The Arrangement Agreement includes customary deal protection provisions, including a non-solicitation covenant by Maverix of alternative transactions and a right of Triple Flag to match any superior proposals. A break fee in the amount of approximately US$24 million is payable by Maverix to Triple Flag in certain circumstances should the Arrangement not be completed. The Arrangement Agreement also contains customary representations and warranties given by each of Triple Flag and Maverix to the other, as well as customary covenants of each of Triple Flag and Maverix relating to, among other things, the operation of their respective businesses prior to the closing of the Arrangement and using commercially reasonably efforts to satisfy the conditions precedent to the Arrangement.

The combined company will continue as Triple Flag Precious Metals Corp., headquartered in Toronto, Ontario and will be led by Shaun Usmar as CEO. Upon completion of the Arrangement, it is expected that the board of directors of Triple Flag will consist of nine directors, including Geoff Burns, founder and Chair of Maverix, and another nominee of Maverix to be identified and agreed by Triple Flag and Maverix.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

The following is the name and telephone number of an executive officer of Triple Flag who is knowledgeable about the material change and this report:

Contact:                  Sheldon Vanderkooy
Phone No:              (416) 304-9741

Item 9 – Date of Report:

November 18, 2022

Cautionary Note Regarding Forward-Looking Information and Statements

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this material change report includes: expected timing and completion of the proposed Arrangement; achieving and satisfying the shareholder and other approvals necessary to complete the proposed Arrangement; and Triple Flag’s assessments of, and expectations for, future periods. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this material change report regarding the Arrangement and the anticipated benefits therefrom, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent Triple Flag’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this material change report is based on Triple Flag’s opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, its assumptions regarding the Arrangement (including, but not limited to, its ability to close the Arrangement on the terms contemplated, and to derive the anticipated benefits therefrom), as well as other factors that it currently believes are appropriate and reasonable in the circumstances. The forward-looking information contained in this material change report is also based upon a number of assumptions, including Triple Flag’s and Maverix’s ability to obtain the required shareholder, court and regulatory approvals in a timely matter, if at all; their ability to satisfy the terms and conditions precedent of the Agreement in order to consummate the proposed Arrangement; the ongoing operation of the properties in which they hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of Triple Flag’s business strategies, that operations, or ramp-up where applicable, at properties in which it holds a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, failure to receive the required shareholder, court, regulatory and other approvals necessary to effect the proposed Arrangement; the potential for a third party to make a superior proposal to the proposed Arrangement; and those set forth under the caption “Risk Factors” in Triple Flag’s annual information form and in its most recent management’s discussion and analysis. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although Triple Flag has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to Triple Flag or that it presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this material change report represents Triple Flag’s expectations as of the date of this material change report and is subject to change after such date. Triple Flag disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this material change report is expressly qualified by the foregoing cautionary statements.

U.S. Securities Law Disclaimer

None of the securities anticipated to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities.